Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Schlumberger N.V. (Schlumberger Limited)

Subject Company: Cameron International Corporation

Commission File No.: 1-13884

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EDITED TRANSCRIPT
SLB - Schlumberger Limited to Acquire Cameron International Corp
EVENT DATE/TIME: AUGUST 26, 2015 / 12:30PM GMT
OVERVIEW:
On 08/26/15, Co. announced that SLB and Cameron entered into a merger agreement in a stock and cash deal. The transaction is valued at $14.8b based on SLB closing stock price on 08/25/15.
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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
C O R P O R A T E P A R T I C I P A N T S
Simon Farrant Schlumberger NV - VP of IR
Paal Kibsgaard Schlumberger NV - Chairman & CEO
Jack Moore Cameron International Corporation - Chairman & CEO
Simon Ayat Schlumberger NV - CFO
Scott Rowe Cameron International Corporation - President & COO
C O N F E R E N C E C A L L P A R T I C I P A N T S
Ole Slorer Morgan Stanley - Analyst
Jim Wicklund Credit Suisse - Analyst
James West Evercore ISI - Analyst
Bill Sanchez Howard Weil - Analyst
Sean Meakim JPMorgan - Analyst
Kurt Hallead RBC Capital Markets - Analyst
Dan Boyd BMO Capital Markets - Analyst
Doug Becker BofA Merrill Lynch - Analyst
Michael LaMotte Guggenheim Securities LLC - Analyst
PRESENTATION
Operator
Ladies and gentlemen, thank you for standing by. Welcome to the Schlumberger and Cameron merger conference call.
At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session, with instructions given at that time. (Operator Instructions) As a reminder, this conference is being recorded.
I would now like to turn the conference over to Mr. Simon Farrant, Vice President of Investor Relations. Please go ahead.
Simon Farrant - Schlumberger NV - VP of IR
Thanks, Judy. Ladies and gentlemen, thank you for joining us today, and thank you for the opportunity to discuss Schlumberger’s agreement to acquire Cameron. I refer you to the press release announcing this event posted on both Schlumberger’s and Cameron’s investor relations web site.
We have initiated this conference call to introduce the transaction, our rationale for undertaking it, and the results we expect to achieve over time. For this discussion, we have with us here today in Houston, Paal Kibsgaard, Chairman and Chief Executive Officer of Schlumberger; Jack Moore, Chairman and Chief Executive Officer of Cameron; Scott Rowe, President and Chief Operating Officer of Cameron; and Simon Ayat, Schlumberger’s Chief Financial Officer.
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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
Some of our comments today may include forward-looking statements reflecting Schlumberger and Cameron’s view about future events. These matters involve risks and uncertainties that could cause our actual results to materially differ from our forward-looking statements. These risks are discussed in Schlumberger’s and Cameron’s most recent annual reports on Form 10-K and other filings with the SEC. We welcome your questions after the prepared statements.
I will now turn the call over to Paul.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Thank you, Simon. Good morning, ladies and gentlemen. Thank you for joining us in this conference call.
Before Jack presents the Cameron view, and Simon takes you through the deal numbers, I will explain the Schlumberger rationale for this transaction, and why we believe it is so compelling. In recent presentations, we have stated the need for the oil and gas industry to change the way it works, as we pursue a much-needed step-change in performance in a new world where oil prices no longer supports a steadily increasing cost per barrel. At our investor conference in June of 2014, we showed you how we are transforming Schlumberger by building on the pillars of technology, integration, efficiency, and reliability. These four factors are currently driving our operational and financial out-performance, as seen by our recent incremental margins which are far better than those we have delivered in any previous down-turn.
Today we are excited to announce that we have reached a definitive agreement to acquire Cameron, a company that we have worked very closely with in recent years, in particular through the OneSubsea joint venture. Four elements make this planned transaction extremely compelling. First is the broad opportunity for technology-led growth through the integration of Schlumberger’s reservoir and well technology with Cameron’s well and surface technology, further enabled by our unique strength in instrumentation, software, and automation, all together launching a new era of total drilling and production system performance.
Second is the cost synergies that can be achieved through efficiency improvements in operating costs, engineering and manufacturing processes, and supply chain performance, strongly supported by our established corporate transformation platform. Third is the value we will create for our customers through technology system innovation, improved operational performance, higher levels of cost efficiency, and much closer commercial alignment through new and more risk-based business models, all contributing towards improving production, increasing recovery, and lowering cost per barrel.
Last, the transaction will create value for shareholders through profitable technology-driven growth in complementary businesses, with virtually no product line overlap between Schlumberger and Cameron. Although current industry conditions are challenging, the timing of this transaction will provide the combined Company the time required to be optimally positioned for the market recovery.
While I will leave the detailed financial discussions to Simon, let me just say that the transaction will expand our revenue base by more than 20%, while achieving $300 million of synergies in the first year, and $600 million in the second year after the transaction closes. These synergies make this transaction accretive to earnings per share as early as the end of the first year after close.
Before I explain in more detail the exciting growth opportunities that will emerge from the combined Company, I would like to say a few words about Cameron, and what drove us to pursue this transaction. Cameron, with its proud 90-year history that began in pressure-control technology, is one of the premier engineering and manufacturing companies in our industry, with a broad portfolio of surface-rated drilling and production products, which is well-balanced between off-shore and land markets.
Through the quality of its people, and its continued commitment to research and engineering, Cameron has a range of innovations and industry firsts in their name, particularly within the domain of pressure control, where they continue to represent the industry standard. Today, Cameron holds well-established market leadership positions in each of their product lines, and has an unprecedented global install base, with Cameron well heads found on one third of the world accessible producing wells.
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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
When you add to this a Company culture focused on the integrity and quality of their products, and a Management team open to new ideas as we closely observed through our One Subsea joint venture, it became clear to us that the basis for a fruitful combination of our two companies was not only compelling, but also culturally very feasible. Building further on the cultural and technology fit between the two companies, let me now lay out the industrial logic for the transaction in more detail, starting off with a brief summary of how we have evolved our own technology offering over the past decades.
The foundation for Schlumberger’s success since our creation in 1926 has been our reservoir expertise, which today is housed in our Reservoir Characterization Group, and includes our market-leading product lines in wireline, seismic, well testing, core and fleet analysis, data processing, and the reservoir modeling software, as well as the industry’s largest petrotechnical community, counting around 10,000 experts. In addition to our unmatched reservoir expertise, the Reservoir Characterization Group has also established leadership positions in sensor and instrumentation design, numerical modeling, and software and control system development. Enabled by more than 30 petaFLOPS of computing power, these disciplines represent the fundamental technology backbone of Schlumberger.
Building on the unique capabilities of our reservoir characterization group, we have over the last two decades built an industry-leading down-haul drilling offering by first transferring wireline technologies into the measurement and logging bar drilling services of our D&M product line, and by using our download tool-design capabilities to build the industry’s leading rotary [variable] systems.
In 2010, we further extended our down-hole drilling offering through the Smith M-I-SWACO Geoservices transactions, which gave us a complete range of drill bits, drilling tools, drilling fluids, and mud logging capabilities. With this, we brought together all the individual hardware components of the bottom hole assembly into a fully integrated down-hole system, leveraging our deep knowledge of instrumentation, software optimization, and automation.
Following a highly successful integration process, our drilling group has in recent years posted industry-leading growth rates, and at the same time improved profitability to now be in line with the rest of Schlumberger; whereas at the beginning, it was clearly diluted.
In parallel with expanding our drilling offering, we have also continually evolved our production portfolio, again building on our core scientific platforms, together with targeted M&A activity. In hydraulic fracturing, we have for years combined our reservoir expertise with the latest advances in fluid chemistry to drive well production and recovery through innovative stimulation services such as highway and broadband.
Our view-engineered sale completions, which consistently deliver higher production compared to conventional techniques, are built directly on our unique formation evaluation measurements, combined with our Mangrove reservoir and completion modeling software. In coil tubing, we have used wireline sensors and innovative telemetry technology to help establish our industry-leading active platform. Through the acquisition of Camco in 1998, we added completion hardware to our offering, which we have evolved into our industry-leading Manara intelligent completion systems, which once again leverages measurements and control capabilities from reservoir characterization. We have also established a leading position in the ESP and gas-lit markets, which we in recent years have augmented by a series of acquisitions in rod-lift and progressive cavity pumps, to build a complete life-of-well artificial lift solution.
The evolution of our technology offering that I just outlined has three common threads. First, the driving force behind the technology evolution is the core expertise coming from our reservoir characterization group. Second, the over-arching value proposition continues to be the evolution of individual hardware components, into integrated systems, thereby setting new standards of performance facilitated by instrumentation, software modeling, control, and automation. Third, in the evolution of our offering we have successfully used targeted M&A activity to complement our own organic technology and business development efforts. Up until now our focus as a Company has been largely on the sub-surface through the reservoir and the well, and the success of our overall approach can be seen by our market leadership position in almost all the down-hole market segments we participate in, and by our vastly superior operating margins.
As we continue to seek new ways to drive total system performance in the areas of both drilling and production, it has become very clear to us that there is huge potential in a much closer integration between the surface and sub-surface parts of both the drilling and production systems. The surface drilling components, including the BOP and rig equipment, are critical elements in the drilling process, and we aim to create the next

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
step-change in total drilling system performance by introducing new surface sensors and instrumentation, which together with the down-hole data feeds into a common optimization software that directly controls and actuates all the key surface and download parameters in real time.
In a similar way, the surface and sea floor production equipment, including wellhead, valves, and processing hardware are critical components of the production system. Here we aim to drive both production and recovery rates to the next level by introducing new surface sensors and instrumentation, which, together with the static and dynamic data from the rest of our under wells, will continuously feed into a common optimization software that directly controls and actuates all the key surface and down-hole parameters.
In summary, the industrial logic of this transaction is to create technology-driven growth by integrating Schlumberger’s leading reservoir and well technology with Cameron’s leading wellhead and surface technology into the industry’s first complete drilling and production systems, fully enabled by our unique expertise in instrumentation, data processing, software optimization and control, and system integration.
Turning next to the organizational integration, the technology offerings of Schlumberger and Cameron are highly complementary, with practically no overlap. Based on this, Cameron with its current product line structure will join Schlumberger as a complete new product group, on par with our existing characterization, drilling, and production groups, which will significantly simplify the overall integration scope.
We are also very pleased to announce that Scott Rowe will take the helm of Cameron as it joins Schlumberger, and he will be instrumental in both the initial integration process, as well as in the implementation of our medium to long-term growth plans. We have worked closely with Scott over the past three years, and have come to know him as an outstanding leader with great technical understanding and team-building capabilities. He will add another dimension to the already outstanding leadership team of Schlumberger.
In terms of the initial integration priorities after the close, the focus will be on streamlining the corporate and back-office support functions, leveraging our common infrastructure and supply chain buying power, as well as establishing a coordinated customer interface. Following this, we will shift our integration focus on to search and manufacturing as we pursue our stated goals of creating the industry’s first complete drilling and production systems.
That concludes my remarks. I will now hand the call over to Jack.
Jack Moore - Cameron International Corporation - Chairman & CEO
Thank you Paal.
I’m very pleased to be here today to talk about this exciting transaction, which builds on our three-year partnership with Schlumberger on our joint venture, OneSubsea, whose great success makes this a logical next step for Cameron. This transaction will create a transformational oil field equipment and services Company. It will deliver immediate value to our shareholders, while also enabling them to own a meaningful share of Schlumberger, and participate in what we are creating here today.
After careful consideration, we determined that by combining these two companies, we can achieve results that are greater than we could achieve independently. This is a great outcome for our shareholders, our employees, and our customers. We believe this highly complementary transaction is the best way to enable us to drive future growth through an integrated and expanded platform.
Upon closing this transaction, we will be better positioned to serve the changing needs of our customers around the world, and help address the current market challenges that our customers are facing in the today’s environment. We look forward to looking closer with Schlumberger towards a seamless post-close integration, which will be led by Scott Rowe, Chairman-CEO elect.
As Paal stated earlier, Cameron has a long and rich history founded on engineering, manufacturing, innovation, and customer excellence, all of this made possible by a dedicated, committed, and focused team of people doing the right things right each and every day for Cameron. We are truly excited to be part of defining the future in creating the industry’s first integrated drilling and production systems Company.

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
I will now turn it back over to Paal.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Thank you, Jack. I will now hand the call over to Simon to cover the key financial details of the transaction.
Simon Ayat - Schlumberger NV - CFO
Thank you, Paal, Jack. Good morning, everyone.
As you heard, Schlumberger and Cameron have entered into a merger agreement in a stock and cash deal. Cameron stockholders will receive 0.716 shares of Schlumberger Limited, plus $14.44 in cash. Under the terms of the agreement, the principal US subsidiary of Schlumberger will acquire Cameron. In light of the recent volatility in the financial markets, both Schlumberger and Cameron felt that having Schlumberger stock represents a large component of the consideration was in the best interest of both of our shareholders. This is the reason for the 78%-22% split between the stock and cash.
The cash portion of the purchase price will be funded by cash on hand. Upon closing, and reflecting the issuance of approximately 137 million new shares, Cameron shareholders will own approximately 10% of Schlumberger’s outstanding shares. The transaction is valued at $14.8 billion, based on the Schlumberger closing stock price on August 25, 2015, and reflects net debt of $1.1 billion, plus non-controlling interest of $900 million. The transaction represents a 56.2% premium to the closing stock price of Cameron on August 25. This is a 37% premium over the 20-day volume-weighted average. From a multiple perspective, the consideration is 8.8 times Cameron’s trailing 12-month EBITDA.
I would like to comment briefly on the synergies we referred to in our press release. We have been considering this transaction for quite some time, and have done a substantial amount of work from the bottom up on the expected synergies in this transaction; therefore we have a high degree of confidence in the estimates we have made. We expect the transaction to close in the first quarter of 2016. We estimate [pre-pack] synergies to be approximately $300 million in the first 12 months of closing, and $600 million in the second year. These numbers consist primarily of cost as opposed to revenue synergies in these first couple of years post-closing.
As Paal mentioned, the opportunities for revenue synergies are very significant, and are expected to grow considerably in future years. As a result of these largely cost synergies alone, and based on consensus estimates of both companies, we expect the transaction to be accretive on an EPS basis within the first 12 months of closing. This obviously includes certain estimates and assumptions regarding the purchase accounting which can only be finalized upon the closing of the transaction. Based on our current assumptions, we have estimated incremental after-tax depreciation and amortization as the result of fair-value adjustment to the net assets of Cameron to be approximately $0.11 per share, after taking into account the newly issued shares.
Lastly, let me comment on a topic that I know is on everyone’s mind: that is, the stock buy-back. Our priorities with respect to how we manage our cash flow have not changed. Our first priority is to reinvest in the business to drive growth through CapEx, R&D, and investments in future revenue streams such as multi-client and SPM projects. We will continue to review our dividend on annual basis, and we will look to take advantage of M&A opportunities that present themselves. The balancing factor will continue to be the stock buy-back program.
As you know, both Schlumberger and Cameron have substantial stock buy-back programs. In fact, during the first six months of 2015, the two companies bought back a combined $1.4 billion of their stock. We have very high expectations for the free cash flow that the new combined Company will generate. In this regard, we fully expect the new combined Company to take advantage of its ability to generate the strong cash flows, as well as the strength of its combined balance sheet in order to be very opportunistic in terms of buy-backs.
Now I will turn the call over to Simon Farrant.

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
Simon Farrant - Schlumberger NV - VP of IR
Thank you, Simon. We now open the line for questions. As a reminder, Scott Rowe is also here and available to answer your questions.
Q U E S T I O N S A N D A N S W E R S
Operator
(Operator Instructions)
Ole Slorer, Morgan Stanley.
Ole Slorer - Morgan Stanley - Analyst
Hello, congratulations on a very exciting and unexpected, at least for me, deal. I wonder whether you could, Paal or Jack, highlight looking beyond the cost savings, what you think are the three greatest sources of potential revenues introduced on a three-year view?
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Well, I can start off, and Jack if you want to add to it, please do so. As I outlined in my remarks, the fundamental part of the transaction is to create growth opportunities around the overall combination of the down-hole portfolio of Schlumberger and the surface portfolio of Cameron. We see significant opportunity to do that in all the four different product lines of Cameron.
The guiding factor on top of these two strong portfolios is also our ability to instrument and drive performance through software controls and total system optimization integration. We have gone through each of the product lines, and we have a clear view of what these opportunities are. We’re not going to go into great detail of them today, but we will lay them out in our public speaking engagements in the coming weeks and the months. But that’s the fundamental part of the -- or the value-generating part of the transaction.
Now, some other elements as well, is although Cameron is a global Company, we still see opportunity for further geographical expansion, further leveraging our presence in all the countries we operate in, and our infrastructure in these countries. We also see opportunities of moving towards more performance-based service contracts from today’s equipment sales, rentals, and after-market service focus, which is another, I would say, revenue growth opportunity.
Obviously we are very much involved with OneSubsea, and I think with taking full ownership of OneSubsea, we can also further accelerate the implementation of the joint mission we have for this part of the business. I think that are some of the key revenue synergies that we are going to be focusing in on. But the list is long, and we will unveil more of them as the time progresses. Jack, do you want to add anything?
Jack Moore - Cameron International Corporation - Chairman & CEO
Yes, I think Paal was very eloquent in how he addressed that. But let me say one thing, Ole. We have a road map to get this done, and it’s what we did with OneSubsea. If you look at Cameron today and our sub-sea business, we have a bigger share of the market, we have a broader relationship with customers, will have a more expanded technology and product platform, and we’re more profitable. That is the road map to what we’re going to do with our drilling businesses, our surface businesses, our process businesses, and our valve businesses. It’s not a mystery on how we’re going to get this done. It’s clear where our focus is going to be, and we have a high degree of confidence where this is going to lead us to.

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
Ole Slorer - Morgan Stanley - Analyst
Just a quick follow-up to you, Jack. I can see what Schlumberger brings to Cameron in OneSubsea, and also in [Cam Shale]. But in your words, what do you think Schlumberger can bring to your organization on the drilling side?
Jack Moore - Cameron International Corporation - Chairman & CEO
Wow. Look at what Schlumberger does sub-surface. When you think of everything Cameron, Cameron is above everything that Schlumberger does. Combining those two can create whole new platforms that will enable much more efficiency and much more success for our customers as they drill in various formations around the world. We’re excited about what we can create together.
Ole Slorer - Morgan Stanley - Analyst
Well, it sounds like you tore up the play book. Congratulations, and look forward to more information as we go along.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Thank you, Ole.
Operator
Jim Wicklund, Credit Suisse Securities.
Jim Wicklund - Credit Suisse - Analyst
Congratulations to everybody involved, except me, because now I’m restricted on everybody, but that’s -- I can take vacation now. Ole’s question on drilling -- I would think that from what you guys have talked about in the past, on your goal to make land rigs a much more integrated part of the overall system, that fits well in this, and Paal, your comments on how the goal is to change how the business charges, if you would. Can you give us a timeline of the performance-based pay, performance-based compensation, and the ability to offer such an integrated platform to the industry? How long will this take, and how long before we start seeing some traction?
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
These elements that you mentioned in terms of moving towards more performance-based, service-type of contract, this is a key part of the synergy value that we see. It is going to be a significant priority for us to get that done. Now, we are going to do that together with Scott and his team. Looking at how we best can engage our customers, and how we can best design these contracts to achieve joint value for both ourselves and the customers. To give you a specific timeline, I would say that this is probably closer to top of our list in terms of priorities. We have the leading technologies, both on the surface from Cameron and from the down-hole from Schlumberger.
I think most of our customers, given the current state of the market, will be very open to look for new ways of working together. We are already seeing that in our separate engagements with our customers. I think when we now come together after the close of this transaction, and offer an even broader and more compelling portfolio to our customers, I think the interest and the willingness to engage in these discussions is going to be there, which means I think we can get it done relatively quickly. But I’m not going to be pinned down on a specific time, Jim.

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
Jim Wicklund - Credit Suisse - Analyst
Well, I think the potential of it is excellent. You talk about automation and instrumentation. Most of the acquisitions you guys have made in the past several years have been more digital, and people were looking at Cameron as being more equipment and analog. But you’ve made the comment several times about adding your software instrumentation and automation capability. You’re talking about a very broad integration of the capabilities that you been acquiring, and applying that to Cameron, right?
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
No, absolutely. In terms of the integration of the Company by itself, obviously Scott going to run it. The main organizational integration will be relatively simple in terms of tying in the back office and the customer-facing organization, and leveraging some of the buying power, and so forth.
But like you say, what is going to be the critical part of the integration, is to basically get our two R&D organizations to work together, and to come up with these total systems that can drive performance both in the production and on the drilling side, and then engage our customers with new business models where we can help drive performance, both for them and for us. Yes, Cameron is a great hardware Company. We have all these digital capabilities, and a leading down-hole portfolio. The combination of all these factors is why we are very excited about the transaction.
Jim Wicklund - Credit Suisse - Analyst
Fascinating, thanks guys. I appreciate the time.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Thanks, Jim.
Operator
James West, Evercore ISI
James West - Evercore ISI - Analyst
Hi, good morning guys, and congratulations on a great transaction, and one we’ve been calling for for almost 2 years now. Thanks for making me look smart on this.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Thank you.
James West - Evercore ISI - Analyst
Paal, one question I have for you, or maybe you and Scott, is the acceptance of OneSubsea into the market place has been slower than I would have expected, but maybe not slower than you would have expected. But did you need to pull OneSubsea into the Schlumberger family, if you will, in order to drive greater acceptance of the value proposition here?

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
I will let Scott answer this. The only thing I would say is that when we laid out the vision and the plans for OneSubsea, we knew it would take a bit of time. We have been consistently saying to the market that we are pleased with the progress. But I’ll let Scott comment on how the up-tick has been, and the process we’ve gone through.
Scott Rowe - Cameron International Corporation - President & COO
Yes, James, if you think about what happened in the deep water environment in 2014, it really started to slow in early 2014, shortly after the formation of One Subsea. But I will tell you, and the other part of it is in the sub-sea world, these are long-cycle projects. To go from concept through design into seed and execution is an incredibly long cycle that takes years. Certainly the current environment is not helping there.
The progress we have made in OneSubsea is outstanding. Paal said this earlier, and Jack as well, but we are very pleased with what we have done there. We have grown our market share, we’ve grown our profitability, we’ve integrated technology in that business, and we have got an incredible road map of success within One Subsea. Now bringing this combination today will only continue to accelerate what we are doing there. I feel very confident in the outcome of the approach and what we are doing within One Subsea. I think this accelerates what we have done, but I wouldn’t say -- we’re not disappointed at all with what we’ve done the last two years here with One Subsea.
James West - Evercore ISI - Analyst
Okay, fair enough. This only adds to the value proposition. It doesn’t take away from the proposition?
Scott Rowe - Cameron International Corporation - President & COO
Yes, absolutely.
James West - Evercore ISI - Analyst
Okay, perfect. Thanks guys, and congrats again.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Thanks, James.
Operator
Bill Sanchez, Howard Weil.
Bill Sanchez - Howard Weil - Analyst
Thank you. My congratulations, as well, on the transaction. Paal, question for you. Given how little overlap there is in this deal, I would assume in the quick time line that you expect to close, I’m assuming there is not a whole lot of push-back you expect on the regulatory authority side, first? Then second, as you look at the product offerings of Cameron, is there anything where you would say you guys would like to divest on your own, here, that doesn’t really fit for how you see this thing working out over time?

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Yes, well if I start with the first part of the question, you’re right. There’s basically no product line overlap in the offerings. I would say our priority and focus now is to engage with the various anti-trust agencies around the world, and provide them with the required data to allow them to do their work, and to make their own conclusions. We stated that we are opportunistic that this will go through, and that we are hoping that we should be able to close the transaction in the first quarter of next year. In terms of the Cameron total portfolio, we have no plans of divesting any part of their portfolio. We would like to keep it up.
Bill Sanchez - Howard Weil - Analyst
Okay, fair enough. I want to come back and ask just on the drilling business, I know you have mentioned earlier this year about the desire for your own land rig design. Clearly, you talked about that moving forward here and what Cameron brings to the table. I’m just curious your thoughts on the offshore component of the drilling piece, given we’re in a trough level there for new-build rigs. That’s a business that the visibility looks like it could still be in troughs for a long period of time.
How do you see the offshore drilling piece of that business you’re going to be acquiring here, Paal? What kind of opportunities do you think are perhaps incremental for Schlumberger, outside of just what one might think of -- well, it’s just going to be centered on the prosperity of new rigs being built? Is there anything you can bring that’s differentiated there to that business?
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
I would say that if you look at the Cameron drilling portfolio, it has a very good balance between land and offshore. We have stated, as you say, the desire to engineer and manufacturer our own land rigs. Cameron will be involved in doing that. They obviously have expertise in a lot of the detail equivalent that we need to build these rigs. On the land side, that’s a very good contribution.
On the offshore side, as you also said we have no interest in owning offshore rigs. But we are interested very much by the Cameron offshore and drilling portfolio, in terms of potentially engaging with some of the offshore drillers to offer potentially performance type of contracts to our customers, and also to use what we said, the combination of the down-hole, the surface capabilities of Cameron with instrumentation and software optimization to also help drive drilling performance for the offshore rigs without owning the rigs.
Yes, in terms of new build rates at this stage, the market is soft. But I think over time this will recover. I think the position we have both on land drilling and offshore drilling with the addition of Cameron is going to be excellent. Scott, anything to add?
Scott Rowe - Cameron International Corporation - President & COO
Yes, I’d just say the other opportunity on the offshore side is while today we provide a lot of hardware on the offshore side, I firmly believe that Schlumberger is going to help accelerate our side on the services. There’s a lot of opportunity to help operators improve their non-productive time and up-time and reliability. I know Schlumberger’s got a nice road map there for help. Ultimately, as Paal talked about earlier, the digitization of what we’re doing in the drilling site, there are a lot of opportunities to progress there that ultimately help with reliability, as well.
Bill Sanchez - Howard Weil - Analyst
And Scott, probably drive that after market portion of the drilling business even quicker?

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
Scott Rowe - Cameron International Corporation - President & COO
Yes, absolutely. That’s been our plan here for the last year as this market’s really turned sour on us. We’ve got a strong plan to move more from hardware to services slash after market. Schlumberger has a great road map to help us on that.
Bill Sanchez - Howard Weil - Analyst
Great. I appreciate the time. Thank you.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Thanks, Bill.
Operator
Sean Meakim, JPMorgan.
Sean Meakim - JPMorgan - Analyst
Hi, good morning.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Good morning. No questions for Simon here?
Sean Meakim - JPMorgan - Analyst
I’ll start with another strategy question, if that’s okay.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
That’s fine.
Sean Meakim - JPMorgan - Analyst
Expanding the -- going from the port of process strategy to now port of pipeline, can you give us a little more on what R&D progress looks like internally, now that we’re expanding out from just OneSubsea, and what that program can look like going forward?
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Like I said, the overall focus of that R&D program is going to take the great portfolios of both what we have down-hole today and what Cameron has on the surface, and basically bring that in together into complete systems, leveraging further instrumentation of the surface, and a common data feed into our optimization softwares, which again will drive and actuate both the surface and the down-hole parameters.

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
This is the piece that’s behind all the aspects of creating these total drilling systems and the total production systems. The R&D is going to be focused obviously continuously on the excellence of both the down-hole equipment portfolio and the surface equipment portfolio, but also we will be channeling more investments into that integration and instrumentation on the surface.
Sean Meakim - JPMorgan - Analyst
Right. That make sense. I was just curious as we make that expansion, the increased exposure to the mid and downstream end markets, and how Schlumberger views that additional exposure relative to what’s principally been an upstream focus historically?
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
I think if you look at most of Cameron’s portfolio, it is very close to the well head, and that has a very close tie to what we do down-hole in terms of both well-side production operations and well-side drilling operations. Valve and measurements moves a little bit further midstream, and we are interested in pursuing those opportunities, on the back of a very strong market position from Cameron involved in measurement.
Sean Meakim - JPMorgan - Analyst
Okay, fair enough. Thanks, and congrats on the transaction.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Thank you.
Operator
Kurt Hallead, RBC Capital Markets
Kurt Hallead - RBC Capital Markets - Analyst
Hi, good morning.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Good morning.
Kurt Hallead - RBC Capital Markets - Analyst
Great deal, congratulations on both sides.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Thank you.

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
Kurt Hallead - RBC Capital Markets - Analyst
Paal, still no questions for Simon, I’m sorry. I was wondering if you can give us a little bit more insight on the drilling synergies of this transaction?
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Well, I can go over it again. I think what we said is we have over the past five years built the industry-leading down-hole portfolio. We have taken individual hardware components, built them into a total down-hole system, where we are also now advancing some of the hardware components into making them more intelligent, digitizing them, and making them part of a total system, which we can drive and optimize through software.
What we’re saying now is that there are significant and critical elements of the drilling process that are on the surface. By applying the same principle and strategy that we have done since we acquired Smith and do services four years ago, we are going to extend that rationale and that business logic to also include all the surface elements of Cameron’s drilling portfolio.
It is an extension of what we have done in the past. I think we have a proven track record of being able to do this from a technology and system integration standpoint. I think also if you look at the financials of our drilling group over the past four, five years, we have also shown how we can integrate, and how we can drive value and financial performance from two different type of portfolios into one that is now basically on par with the rest of Schlumberger. So -- go ahead.
Kurt Hallead - RBC Capital Markets - Analyst
I appreciate you reiterating and expanding on that point. The other question I have, Paal, is on the surface, it really doesn’t appear that there is any substantial DOJ or antitrust issues. Is there something that you may be seeing differently than that?
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
No. Like I said before, we don’t see any real product line overlap, but we are respectful of the DOJ and the European commission and the various other anti-trust agencies around the world to make their own judgments. Our focus is going to be to provide them with the information they require, and then work with them so that they can make their own conclusions on this.
Kurt Hallead - RBC Capital Markets - Analyst
Okay, that’s great. I appreciate that time. Appreciate it, thanks.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Thank you.
Operator
Dan Boyd, BMO Capital.
Dan Boyd - BMO Capital Markets - Analyst
Hello, thanks. I do have a question for Simon.

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
There we go.
Dan Boyd - BMO Capital Markets - Analyst
Simon, I know you were an integral part of the chain that did the Smith deal. I can only assume you were a part of this, as well. Can you maybe give us a recap of the synergies that you ultimately achieved from Smith? I think the deal was accretive about one year ahead of schedule, and the synergies ended up being a little more than double? Maybe if you could walk us through that, and how you think about how that may relate to the deal?
Simon Ayat - Schlumberger NV - CFO
Okay, let me repeat the numbers. What we said that will be $300 million pre-tax for the first year, and $600 million the next -- the second year. Most of these synergies are actually cost synergies. We’re pretty confident that it will be achieved. As I said, we’ve been working on this deal for some time. It’s a bottom-up exercise, and we have got the organization to look at the different aspects.
Where it’s going to come from is in different areas. But it is very much in the manufacturing area of the two companies -- the supply chain, its operational, its in the field. We have many overlapping places that we will optimize the resources we have in the place. It’s the various items. It is pretty -- like I said, we are pretty confident that this will be achieved.
You’re right. In the Smith area -- in the Smith acquisition, we were able to become accretive in the second quarter after the acquisition. It’s a bit of a different market. We have taken into equation here the current situation. I think our assumptions are pretty realistic. Let’s hope we’ll achieve better.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Simon, if I can add, while the early years after the close the synergies will come largely from cost, I would say that the over-arching value from the transaction is going to be top-line revenue growth and value creation together with our customers. In these separate transactions, the cost synergies are much quicker to realize. But I would say our real excitement here is around what we can create by combining our technology offerings and drive technology-led growth on the top line.
Dan Boyd - BMO Capital Markets - Analyst
Okay, the follow-up to that would be understanding where that top-line growth comes, whether it’s offshore or onshore -- but if I understand you correctly, are you suggesting there’s an opportunity to do IPM-type performance contracts offshore, as well?
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
If you look at drilling, yes, we are already doing it. It’s just that IPM-type of contract is entirely focused on what’s going on down-hole. There is really no involvement of what’s going on, on the surface, right? Yes, there are opportunities to do, I would say, broader-based integration type of contracts. But I think also, by combining the technology portfolio and focusing on total system optimization of the surface and sub-surface, we will basically generate better performance for our customers. Whether that is done in an integrated fashion or through the more traditional individual contract types, we will have a performance lead, which will benefit our customers, in which case we also expect to be partly compensated for that.

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
Dan Boyd - BMO Capital Markets - Analyst
All right, thank you. I’ll turn it back over.
Operator
Doug Becker, Bank of America
Doug Becker - BofA Merrill Lynch - Analyst
Thanks, congratulations to all. Paal, at the timing of forming the OneSubsea joint venture there was obviously a lot of thought given to owning more manufacturing, versus simply having access. What’s changed that makes owning more manufacturing preferable to just the access that you had in the past?
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Well, I would say the same principle as what’s being applied for OneSubsea is what we are now applying to the rest of the Cameron portfolio. Doing, I would say, working relationships or just preferred supplier agreements and these type of things, they become very difficult to manage -- in particular when we need to start merging the real technologies. What is required here is a common operating system for both the surface and sub-surface. It will require modifications and changes due partly what we do on surface, and to a certain extent what we do down-hole. To do that without having a real equity position is very difficult.
We tried out this concept with the One Subsea joint venture. It has worked very well. We are very pleased with the progress that Scott and the team has made. While looking at the rest of the portfolio over time, we just came to realize that these type of opportunities exist for most of the various Cameron product lines. When we look at the overall transaction and we can make it accretive at the end of the first year, we are very comfortable moving and expanding our offering by acquiring Cameron.
Doug Becker - BofA Merrill Lynch - Analyst
No, makes sense. Maybe just a general industry question. Obviously the deep water is an important component here -- not the only component, obviously. Given the malaise that we’re seeing in the deep water, just your outlook on the deep water over the next couple years?
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Well, our view on the deep water hasn’t really changed. I think at this stage, there are reductions in deep-water activity, very much focused on exploration, because that is part of the deep-water activity that can be cut very quickly. If you look at a large project that are already in motion, they are being carried through. We are actively working with our customers from the Schlumberger side and the Cameron side to help drive cost and efficiency in those projects.
I think if we can continue to improve performance and give our customers confidence that in the future we can lower the cost per barrel, I would say that the deep-water resource base is so significant to the industry that it will continue to be developed. But I think the surface industry has to take some ownership and have driving performance in that resource base. I would say that this transaction is our contribution to taking ownership of driving total system performance for deep-water projects.
Doug Becker - BofA Merrill Lynch - Analyst
Thanks once again. Thank you very much.

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
Operator
Michael LaMotte, Guggenheim.
Michael LaMotte - Guggenheim Securities LLC - Analyst
Thanks, and let me offer my congratulations, as well. Paal, thanks for all the detail on the drilling and production concepts - I should say more than concepts - the integration of the automation, the instrumentation, and the software on the drilling and production side. My question is I’m wondering if there is opportunity to take those capabilities and technologies into the completions business, and leverage what Cameron’s done in Camshale?
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Absolutely. That’s one of the things we have high on our list, in terms of how we can integrate and create synergies around Camshale and what we do on the frac side and for our fracking business, absolutely. That’s a key component. Cameron has a very good presence in this part of the business. They’re on the well side. Synergies around how we can jointly operate, and how we can drive costs and efficiencies through these adjacent operations is very much on our list, in terms of both cost and revenue type of synergies.
Michael LaMotte - Guggenheim Securities LLC - Analyst
Great.
Scott Rowe - Cameron International Corporation - President & COO
I’ll add to that. Cameron and Schlumberger have been working together for years now on the well site management on the surface side. We’re well down the line here, and by doing this, this only accelerates what we can do at the well site.
Michael LaMotte - Guggenheim Securities LLC - Analyst
Yes, I imagine it is easier as one Company. I will ask a question for Simon. I’m curious if the stock will be treasury shares or new shares?
Simon Ayat - Schlumberger NV - CFO
Well, to be honest it makes no difference. It’s going to be - we have the treasury shares, but this will be it’s additional shares to be outstanding. To answer your question, yes there will be additional shares.
Michael LaMotte - Guggenheim Securities LLC - Analyst
Lastly, if I could recap on the timing, it strikes me that there are three elements to this in terms of why now: One, the success that we’ve seen in One Subsea; two, the down-turn in the cycle seems to be accelerating the need, particularly on the deep-water side for lower-cost solutions. Three, Paal what you all have achieved independently in the last three years or so with respect to advances in software and instrumentation. Is that a fair recap as to why now?

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Yes, I think that’s a very fair recap, and I will add a fourth one. That is obviously, with what we are doing in our own corporate transformation, we are just now going to expand the scope for what we can drive in terms of the transformation. We will be working with Scott and looking at what we can apply from what we are doing for the rest of Schlumberger on Cameron, as well. That will be the fourth element. But the three others were a very good summary.
Michael LaMotte - Guggenheim Securities LLC - Analyst
Excellent, great. Thanks again, congratulations.
Paal Kibsgaard - Schlumberger NV - Chairman & CEO
Thank you. We will turn it back to Paul. Please go ahead.
Michael LaMotte - Guggenheim Securities LLC - Analyst
All right. Thank you very much. To conclude today’s call, let me again summarize the four elements that make this transaction so compelling. First is the broad opportunity for technology-led growth through the integration of Schlumberger’s [racerin] well technology with Cameron’s well head and surface technology, further enabled by our unique strength in instrumentation, software and automation, all together launching a new era of total drilling and production system performance.
Second is the cost synergies that can be achieved through efficiency improvements in operating costs, engineering and manufacturing processes and supply chain performance, strongly supported by our established corporate transformation platform.
Third is the value we will create for our customers through technology system innovation, improved operational performance, higher levels of cost efficiency, and much closer commercial alignment to new and more risk-based business models, all contributing towards improving production, increasing recovery, and lowering cost per barrel.
Last, the transaction will create value for shareholders through profitable technology-driven growth, and complementary businesses with virtually no product line overlap between Schlumberger and Cameron. Although current industry conditions are challenging, the timing of this transaction will provide the combined Company the time required to be optimally positioned for the market recovery. That concludes our call. Thank you for participating.
Operator
Thank you. Ladies and gentlemen, this conference will be available for replay after 9:30 a.m. today through midnight September 26, 2015. You may access the AT&T Executive Replay System at any time by dialing 1-800-475-6701 and entering the access code 367663. International participants dial 320-365-3844. Those numbers again are 1-800-475-6701 and 320-365-3844, with the access code 367663. That does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

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AUGUST 26, 2015 / 12:30PM, SLB - Schlumberger Limited to Acquire Cameron International Corp
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Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Schlumberger’s and Cameron’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not statements of historical fact, are forward-looking statements. Schlumberger can give no assurance that such expectations will prove to have been correct. These statements are subject to, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to successfully integrate the merged businesses and to realize expected synergies, failure to obtain the required vote of Cameron’s stockholders, the timing to consummate the proposed transaction, the ability to successfully integrate the merged businesses and other risk factors that are discussed in Schlumberger’s and Cameron’s most recent Annual Reports on Form 10-K as well as each company’s other filings with the SEC available at the SEC’s Internet site (http://www.sec.gov). Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and Schlumberger undertakes no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Schlumberger and Cameron. In connection with this proposed business combination, Schlumberger and Cameron may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Schlumberger or Cameron may file with the SEC in connection with the proposed transaction.

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE PROPOSED TRANSACTION. These materials will be made available to stockholders of Cameron at no expense to them. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Schlumberger and/or Cameron through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Schlumberger will be available free of charge on Schlumberger’s internet website at http://www.slb.com. Copies of the documents filed with the SEC by Cameron will be available free of charge on Cameron’s internet website at http://www.c-a-m.com. You may also read and copy any reports, statements and other information filed by Cameron or Schlumberger with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in Solicitation

Cameron, Schlumberger, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Schlumberger is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on January 29, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on February 19, 2015. Information about the directors and executive officers of Cameron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 20, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.